                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 10)

                          OPHTHALMIC IMAGING SYSTEMS
                               (Name of Issuer)

                          COMMON STOCK, NO PAR VALUE
                        (Title of Class of Securities)

                                    683737
                                (CUSIP Number)

                          Premier Laser Systems, Inc.
                             Attn: Colette Cozean
                                3 Morgan Avenue
                               Irvine, CA 92718

                                with a copy to:

                           William J. Simpson, Esq.
                     Paul, Hastings, Janofsky & Walker LLP
                      695 Town Center Drive, 17/th/ Floor
                         Costa Mesa, California 92626
                                (714) 668-6200

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               February 5, 1999
                     (Date of Event Which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

_______________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                              (Page 1 of 5 Pages)

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 683737                                         PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PREMIER LASER SYSTEMS, INC.
      33-0472684
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CALIFORNIA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,131,758
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,131,758
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,131,758
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                           [_]
      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      51.3%, BASED ON 4,155,428 SHARES OF COMMON STOCK REPORTED AS OUTSTANDING AS OF JULY 14, 1998
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          OPHTHALMIC IMAGING SYSTEMS
                                 Common Stock

                                 SCHEDULE 13D

     This Amendment No. 10 (the "Amendment") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on December 29, 1997 (the "Original Schedule 13D"), as previously amended by Amendment No. 1 to the Original Schedule 13D filed with the Commission on January 5, 1998, by Amendment No. 2 to the Original Schedule 13D filed with the Commission on January 20, 1998, by Amendment No. 3 filed with the Commission on February 12, 1998, by Amendment No. 4 filed with the Commission on March 3, 1998, by Amendment No. 5 filed with the Commission on August 14, 1998, by Amendment No. 6 filed with the Commission on August 20, 1998, by Amendment No. 7 filed with the Commission on August 21, 1998, by Amendment No. 8 filed with the Commission on November 25, 1998, and by Amendment No. 9 filed with the Commission on January 5, 1998, with respect to the purchase by PREMIER LASER SYSTEMS, INC. ("Premier") of shares of common stock, no par value per share (the "Shares") of OPHTHALMIC IMAGING SYSTEMS, a California corporation ("OISI") (as amended, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction.

     The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

     On January 18, 1999, OISI held a shareholders' meeting to elect a new board of directors. At such meeting, Mr. Verdooner, OISI's chief executive officer, and four other nominees were elected to OISI's board. Such four other nominees,
R. Joseph Allen, Daniel S. Durrie, Randall C. Fowler, and Walt Williams, had been proposed for election by Premier.

     Pursuant to a purchase agreement with Mark A. Blumenkranz and Recia Blumenkranz, dated February 26, 1998 (the "Purchase Agreement"), Premier acquired 421,052 shares of OISI common stock. The Purchase Agreement contemplated that Premier's acquisition of such shares would be rescinded if Premier failed to complete its previously contemplated tender offer to acquire the remaining outstanding shares of OISI. As previously announced by Premier, Premier was unable to complete its contemplated tender offer.

     Pursuant to an Amendment and Support Agreement, dated February 5, 1999
(the "Amendment"), a copy of which is attached hereto as Exhibit 99.15 and is hereby incorporated by reference, Blumenkranz and Premier have amended the Purchase Agreement. The Amendment eliminates the rescission provisions contained in the Purchase Agreement. In addition, under the terms of the Amendment, Blumenkranz has agreed to pay Premier the sum of $210,526 and to serve on OISI's Technical Advisory Board for a period of three years.

     No other shares of OISI common stock which Premier purchased will result in cash settlement or rescission. Premier has no current plans to acquire additional securities of OISI. It is possible, however, that Premier could acquire additional shares of OISI in the future.

     Premier and OISI have orally agreed that OISI's manufacturing operations will be transferred to Premier. The process of transferring manufacturing will begin promptly and should be completed by the end of April, 1999. Premier will charge OISI for the products Premier manufactures at a price equal to the cost of goods sold for such products, as determined by generally accepted accounting principles.

CUSIP No. 683737                  13D                          Page 3 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     This item as previously filed is amended and supplemented by incorporating herein the additions to Item 4 made by this Amendment No. 10.

Item 7.  Material to be Filed as Exhibits.

     The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.15 Amendment and Support Agreement, dated February 5, 1999, between Mark A. Blumenkranz, Recia Blumenkranz and Premier.

CUSIP No. 683737                  13D                          Page 4 of 5 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 10, 1999

                                        PREMIER LASER SYSTEMS, INC.


                                        By: /s/ Robert V. Mahoney
                                           ---------------------------------
                                           Name:  Robert V. Mahoney
                                           Title: Executive Vice President of
                                                  Finance and Chief Financial
                                                  Officer

CUSIP No. 683737                  13D                          Page 5 of 5 Pages